UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 28, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82- ☐.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: October 28, 2008

Q3 2008 Production Report

October 28, 2008



Mt Rawdon, Queensland

Forward looking statements

LGL
PEOPLE | RESULTS | GROWTH

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited ("LGL"), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in LGL's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC").

Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL's wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.

LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.

The foregoing material is a presentation of general background information about LGL's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means "generally accepted accounting principles") measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

This presentation is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.

Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL's operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com).

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL's most recent Form 20-F, which may be secured from LGL, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Group Highlights

- Record quarterly gold production of 250,000 oz
- Strong production performance from cornerstone Lihir Island operation (216,000 oz)
- Significant production contribution from former Equigold assets – Mt Rawdon and Kirkalocka (32,000 oz)
- Ballarat development beginning to ramp up
- Bonikro first gold pour October 6
- MOPU project on schedule and on budget
- Group total cash costs reduced to $412/oz

Record gold production


(Kozs)
113
127
226
193
182
157
168
139
177
250
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08

Group gold production



(Kozs)
139
177
Q1 08
Q2 08
Q3 08
Lihir Island (216 kozs)

Group gold production


(Kozs)
Mt Rawdon (24 kozs)
Lihir Island (216 kozs)
139
177
Q1 08
Q2 08
Q3 08

Group gold production



(Kozs)
Kirkalocka (8 kozs)
Mt Rawdon (24 kozs)
Lihir Island (216 kozs)
139
177
Q1 08
Q2 08
Q3 08

Group gold production


(Kozs)
250
Ballarat (2 kozs)
Kirkalocka (8 kozs)
Mt Rawdon (24 kozs)
Lihir Island (216 kozs)
139
177
Q1 08
Q2 08
Q3 08

Record mill throughput


Lihir Island (Mt)
1.17
1.04
1.52
1.28
1.61
1.69
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08

Record a/c throughput, increased grade



Lihir Island
1.0
1.3
1.0
1.3
1.3
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
A/C feed (mt)
5.9
4.8
5.4
4.8
6.1
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
A/C feed grade (g/t)

Million Ounce Plant Upgrade



- Project remains on budget and on schedule
- All major long lead items including autoclave, oxygen plant and grinding mills have been ordered
- Construction to commence early next year

Mt Rawdon and Kirkalocka

Mt Rawdon

- Consistent, reliable producer
- 870,000 tonnes milled
- Gold grade of 0.92 g/t exceeded reserve estimate
- 23,838 oz produced
- Cash cost of $459/oz in line with prior periods

Kirkalocka

- 7726 ounces poured
- Ceased production 14 August
- Care and maintenance from Sept 12



Ballarat ramping up



- First low grade production stope mined in the quarter
- Record development of 1552 metres, but behind schedule
- 31,000 tonnes of low grade ore processed, producing 2176 oz
- Ramp up continuing in fourth quarter

Q3 2008 Significant Assay Results

Q3 Assay Results

October Assay Results


Portal
NPE Vent Shaft
NWH Shaft
Golden Point Intake Shaft
6m @ 20.5 g/t
7m @ 20.2 g/t
11m @ 13.9 g/t
11m @ 15.4 g/t
32m @ 6.0 g/t
Prince Decline
19m @ 9.0 g/t
15m @ 18.2 g/t
5m @ 37.1 g/t
4m @ 67.8 g/t
10m @ 21.5 g/t
12m @ 14.5 g/t
4m @ 88.3 g/t
6m @ 44.5 g/t
7m @ 44.7 g/t
Sulieman Decline
9m @ 15.6 g/t
Woah Hawp Decline
10m @ 18.3 g/t
11m @ 43.6 g/t
8m @ 14.0 g/t

2008 Production Areas

2009 Production Areas

2010 Production Areas Onwards

* Assays adjusted for true width

2008 Stoping Areas



9m @ 8.4* g/t
11m @ 43.6* g/t
6m @ 44.5* g/t
Stope 1
WH399MAKO
13 g/t
Tiger Trial Stope Sept 08
Mined Grade 2.5g/t
Planned Grade 2.6g/t
Mako Resource Stopes
Nov – Dec 2008
Stope 2
WH399MAKO
7 g/t
6m @ 6.9 g/t*
5m @ 15.4 g/t*
8m @ 12.6 g/t*
Stope 3
WH399MAKO
5 g/t
L4 drilling
planned Nov 08
*Planned Stope Grades on
preliminary L4 Model.
*L4 assays adjusted for true width

Bonikro in production

LGL
PEOPLE | RESULTS | GROWTH

- First gold pour Oct 6
- 7500 oz poured to date
- Oxide ore throughput exceeding 2.4 mtpa
- Gold grade at 1.6 g/t
- Leadership team strengthened


CATERPILLAR

Ivory Coast tenement applications

LGL
PEOPLE | RESULTS | GROWTH

LGL-Equigold applications

Bangolo	719.4
Bouaflé	988.2
Brobo	642.2
Dikodougou	787.4
Guiendana	932.2
Odienné	930.6
Ouangolodougou	995.9
Tieningoué	965.7
TOTAL :	6 961.3

JV applications

Bodokro	947.8
Fétékro	378.4
Grand-Lahou	718.6
Kokoumbo	670.0
Korhogo	980.4
Marahoué	554.5
Niakaramandougou	950.7
Satama-Sokoro	301.5
Tai	412.5
Tiassalé	515.7
Téningoué	626.4
Timbé North	87.99
TOTAL :	7 144.49

Total area under application:
14,106.09 km²



LGL - Equigold application
JV Applications
Application for mining lease extension
Actual exploration licence
Bonikro mining licence
Area relinquished on last renewal
Tehini East

Potential - Hiré

PEOPLE | RESULTS | GROWTH

- Resources at Akissi-So and Assonji-So
- RC drilling at Chappell
- Agbale and Central Vein not properly drilled yet
- Ground geophysics to identify new structures


BONIKRO
1,365,000oz


Agbale
Akissi-So
Central Vein
HIRE
Chappell
Assonji-So

Potential - Dougbafla

LGL
PEOPLE | RESULTS | GROWTH

- Resources at Dougbafla East
- Strong soil anomaly
- RAB, Air-Core and limited RC over Dougbafla N, Central, W & S
- Old workings identified
- Ground geophysics to identify (new) structures



Dougbafla East
BONIKRO
1,365,000oz



Continued margin expansion



(US$/oz)
677
155
335
187
794
175
361
258
928
251
462
215
900
177
417
306
847
115
412
320
Cash price realised
Costs deferred
Total Cash Costs
Cash margin
Q3 07
Q4 07
Q1 08
Q208
Q3 08

Note: Periods prior to Q3 2008 represent Lihir Island only

Maintaining cost advantage



INDUSTRY COST CURVE HI 2008
US$
2000
1500
1000
500
0
-500
H108 costs/oz
2007 costs/oz
H1 08 Gold Price (US$910.44/oz)
2007 Gold Price Average (US$695/oz)
LGL ($400-420, FY 08)
(Source: World Gold Analyst)
25%
50%
75%
100%

2008 Outlook

LGL Group

- **Total gold production ~ 850 kozs**
- **Total cash costs $400- 420/oz for 2008**

Operations

- **Lihir Island – 700-770 kozs**
- **Mt Rawdon ~ 50 kozs**
- **Bonikro ~ 40 kozs**
- **Ballarat ~ 20 kozs**

Group gold production



(Kozs)
596
651
701
~850
+1000
Qtr 4
Qtr 3
Qtr 2
Qtr 1
172
193
130
101
226
127
113
184
168
157
182
193
~280
250
177
139
2005
2006
2007
2008
2009

www.LGLgold.com

Competent Persons

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists.

Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Charles Carnie. Mr Carnie is a full-time employee of LGL and is a member of the Australian Institute of Geoscientists. Mr Carnie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Carnie consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.